FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 8/2/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F  X   Form 40-F
                                   -----          -----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                  -----    -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s consolidated financial statements as of June 30, 2007.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                         By: /s/ Daniel Novegil
    --------------------                             ------------------
Name: Roberto Philipps                           Name: Daniel Novegil
Title: Chief Financial Officer                   Title: Chief Executive Officer


Dated: August 2, 2007

TERNIUM S.A.





CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
AND FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2007 AND 2006




46a, Avenue John F. Kennedy, 2nd floor
L - 1855
R.C.S. Luxembourg : B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ternium S.A.:


We have  reviewed  the  accompanying  consolidated  condensed  balance  sheet of
Ternium S.A. and its subsidiaries as of June 30, 2007, and the related consolidated condensed statements of income and of changes in shareholders' equity for each of the six-month periods ended June 30, 2007 and 2006 and the consolidated condensed statements of cash flows for the six-month periods ended June 30, 2007 and 2006. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Financial Reporting Standards.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for the year then ended (not presented herein), and in our report dated February 27, 2007 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived

Buenos Aires, Argentina

August 2, 2007

  PRICE WATERHOUSE & CO. S.R.L.


  by               (Partner)
-------------------------------
      Marcelo D. Pfaff

                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2007 and 2006
                         (All amounts in USD thousands)



CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

                                                                      Three-month period               Six-month period
                                                                        ended June 30,                   ended June 30,
                                                               -------------------------------- --------------------------------
                                                    Notes           2007            2006             2007            2006
                                                 ------------  --------------- ---------------- ---------------- ---------------
                                                                          (Unaudited)                      (Unaudited)

Net sales                                             3             1,961,064       1,707,672       3,759,357         3,238,671
Cost of sales                                       3 & 4         (1,308,740)     (1,075,701)     (2,532,630)       (2,065,358)
                                                               --------------- ---------------- ---------------- ---------------

Gross profit                                          3               652,324         631,971       1,226,727         1,173,313

Selling, general and administrative expenses        3 & 5           (198,280)       (155,069)       (362,829)         (306,085)
Other operating (expenses) income, net                3               (3,418)           (222)           2,143             1,977
                                                               --------------- ---------------- ---------------- ---------------

Operating income                                      3               450,626         476,680         866,041           869,205

Interest expense                                                     (12,909)        (29,705)        (29,857)          (64,019)
Interest income                                                        14,031          12,991          24,848            25,144
Other financial expenses, net                         6              (88,058)        (91,498)       (164,180)         (192,867)

Equity in (losses) earnings of associated
companies                                                               (388)             907         (1,391)             (922)
                                                               --------------- ---------------- ---------------- ---------------

Income before income tax expense                                      363,302         369,375         695,461           636,541

Income tax expense                                                   (48,349)        (80,194)       (128,881)         (152,847)
                                                               --------------- ---------------- ---------------- ---------------

Net income for the period                                             314,953         289,181         566,580           483,694
                                                               --------------- ---------------- ---------------- ---------------

Attributable to:
Equity holders of the Company                                         236,928         232,601         459,059           397,644
Minority interest                                                      78,025          56,580         107,521            86,050
                                                               --------------- ---------------- ---------------- ---------------
                                                                      314,953         289,181         566,580           483,694
                                                               --------------- ---------------- ---------------- ---------------

Weighted average number of shares outstanding                   2,004,743,442   2,004,743,442     2,004,743,442   1,867,797,092
Basic and diluted  earnings  per share for profit
attributable   to  the  equity   holders  of  the                        0.12            0.12            0.23              0.21
Company (expressed in USD per share)



The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2007 and 2006
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED BALANCE SHEETS

                                                    Notes           June 30, 2007                  December 31, 2006
                                                  ---------  ------------------------------  ------------------------------
                                                                     (Unaudited)
ASSETS
Non-current assets
   Property, plant and equipment, net                 7        5,361,882                      5,420,683
   Intangible assets, net                             8          559,961                        551,587
   Investments in associated companies                            49,758                         16,285
   Other investments, net                                         13,576                         13,387
   Deferred tax assets                                            34,508                         36,439
   Receivables, net                                               66,542        6,086,227        78,903         6,117,284
                                                             -------------  ---------------  ------------  ----------------

Current assets
   Receivables                                                   152,199                        175,818
   Derivative financial instruments                                1,395                          7,852
   Inventories, net                                            1,215,880                      1,241,325
   Trade receivables, net                                        729,261                        577,866
   Cash and cash equivalents                                     730,843        2,829,578       643,352         2,646,213
                                                             -------------  ---------------  ------------  ----------------

   Non-current assets classified as held for sale                                   7,198                           7,042

                                                                            ---------------                ----------------
Total assets                                                                    8,923,003                       8,770,539
                                                                            ---------------                ----------------

EQUITY
Capital and reserves attributable to the company's
   equity holders                                                               4,123,557                       3,757,558

Minority interest                                                               1,815,312                       1,729,583
                                                                            ---------------                ----------------

Total equity                                                                    5,938,869                       5,487,141

LIABILITIES
Non-current liabilities
   Provisions                                                     65,524                         60,543
   Deferred income tax                                           952,245                        985,155
   Other liabilities                                             308,176                        274,566
   Trade payables                                                  7,061                          7,229
   Borrowings                                                    199,523        1,532,529       548,401         1,875,894
                                                             -------------  ---------------  ------------  ----------------

Current liabilities
   Current tax liabilities                                       122,702                        103,195
   Other liabilities                                             190,321                        158,374
   Trade payables                                                770,590                        621,754
   Derivative financial instruments                                  161                         15,487
   Borrowings                                                    367,831        1,451,605       508,694         1,407,504
                                                             -------------  ---------------  ------------  ----------------

Total liabilities                                                               2,984,134                       3,283,398
                                                                            ---------------                ----------------

Total equity and liabilities                                                    8,923,003                       8,770,539
                                                                            ---------------                ----------------


Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2007 and 2006
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                   Attributable to the Company's equity holders (1)
                            -------------------------------------------------------------------------------------------------------
                                       Initial                 Capital
                            Capital     public   Revaluation    stock      Currency    Retained     Total    Minority     Total
                             stock     offering   and other     issue     translation  earnings              interest     Equity
                                       expenses   reserves    discount(2)  adjustment
                            -------------------------------------------------------------------------------------------------------

 Balance at January 1, 2007  2,004,744   (23,295)   2,047,199  (2,324,866)  (121,608)  2,175,384  3,757,558  1,729,583  5,487,141

  Currency translation
    adjustment                                                                  7,177                 7,177    (1,791)      5,386
  Net income for the period                                                              459,059    459,059    107,521    566,580
                            -------------------------------------------------------------------------------------------------------
  Total recognized income
    for the period                                                              7,177    459,059    466,236    105,730    571,966

 Dividends paid in cash and
    other distributions                              (100,237)                                     (100,237)             (100,237)
 Dividends paid in cash and
    other distributions by
    subsidiary companies                                                                                       (19,871)   (19,871)

 Acquisition of business                                                                                         (130)       (130)
                            -------------------------------------------------------------------------------------------------------

 Balance at June 30, 2007    2,004,744   (23,295)   1,946,962  (2,324,866)  (114,431)  2,634,443  4,123,557  1,815,312  5,938,869
                            -------------------------------------------------------------------------------------------------------



 Balance at January 1, 2006  1,396,552    (5,456)   1,462,137  (2,298,048)   (92,691)  1,379,960  1,842,454  1,733,465  3,575,919

  Currency translation
    adjustment                                                               (119,146)             (119,146)   (28,547)  (147,693)
  Net income for the period                                                              397,644    397,644     86,050    483,694
                            -------------------------------------------------------------------------------------------------------
  Total recognized income
    for the period                                                          (119,146)    397,644    278,498     57,503    336,001

 Dividends paid in cash and
    other distributions
    by subsidiary companies                                                                                   (27,175)    (27,175)
 Acquisition of business                             (25,076)                                      (25,076)   (23,471)    (48,547)
 Contributions from
   shareholders                 33,801                 43,100     (26,818)                           50,083   (46,998)      3,085
 Conversion of Subordinated
    Convertible Loans          302,962                302,962                                       605,924               605,924
 Initial Public Offering       271,429   (17,839)     271,429                                       525,019               525,019

                            -------------------------------------------------------------------------------------------------------

 Balance at June 30, 2006    2,004,744   (23,295)   2,054,552  (2,324,866)  (211,837)  1,777,604  3,276,902  1,693,324  4,970,226
                            -------------------------------------------------------------------------------------------------------


(1) Shareholders' equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (ii).

(2) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

    Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10
    (ii).

    The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2007 and 2006
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENTS
                                                              Notes                Six-month period
                                                                                    ended June 30,
                                                          ------------  ----------------------------------------
                                                                              2007                  2006
                                                                        ----------------------------------------
                                                                                      (Unaudited)
Cash flows from operating activities
Net income for the period                                                         566,580               483,694
Adjustments for:
  Depreciation and amortization                               7 & 8               245,469               211,773
  Income tax accruals less payments                                               (33,610)                3,512
  Equity in losses of associated companies                                          1,391                   922
  Interest accruals less payments                                                  (1,830)                1,894
Changes in  provisions                                                             (6,170)               25,010
Changes in working capital                                                        106,996               (83,999)
Others                                                                             18,317                10,007
                                                                        ------------------   -------------------
Net cash provided by operating activities                                         897,143               652,813
                                                                        ------------------   -------------------

Cash flows from investing activities
Capital expenditures                                          7 & 8              (197,010)             (186,289)
Changes in trust funds                                                                  -                 5,185
Acquisition of business                                                              (130)             (103,055)
Proceeds from the sale of property, plant and equipment                             6,409                   584
                                                                        ------------------   -------------------
Net cash used in investing activities                                            (190,731)             (283,575)
                                                                        ------------------   -------------------

Cash flows from financing activities
Dividends paid in cash and other distributions                                   (100,237)                    -

Dividends paid in cash and other distributions
 by subsidiary companies                                                          (19,871)              (27,175)
Net proceeds from Initial Public Offering                                               -               525,019
Contributions from shareholders                                                         -                 3,085
Proceeds from borrowings                                                          192,264                36,541
Repayments of borrowings                                                         (680,736)             (754,847)
                                                                        ------------------   -------------------
Net cash used in financing activities                                            (608,580)             (217,377)
                                                                        ------------------   -------------------

                                                                        ------------------   -------------------
Increase in cash and cash equivalents                                              97,832               151,861
                                                                        ------------------   -------------------

Movement in cash and cash equivalents
At January 1, (1)                                                                 633,002               754,980
Effect of exchange rate changes                                                         9               (1,551)
Increase in cash and cash equivalents                                              97,832               151,861
                                                                        ------------------   -------------------
Cash and cash equivalents at June 30,                                             730,843               905,290
                                                                        ------------------   -------------------

Non-cash transactions
Conversion of debt instruments into shares                                              -               605,924



(1) In addition, the Company has restricted cash for USD 10,350 at December 31, 2006.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2007 and 2006
                         (All amounts in USD thousands)


INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1     General information and basis of presentation
2     Accounting policies
3     Segment information
4     Cost of sales
5     Selling, general and administrative expenses
6     Other financial expenses, net
7     Property, plant and equipment, net
8     Intangible assets, net
9     Distribution of  dividends
10    Contingencies, commitments and restrictions on the distribution of profits
11    Related party transactions
12    Subsequent event: Grupo Imsa S.A.B. de C.V. ("Grupo Imsa")
13    Recent accounting pronouncements

                                  TERNIUM S.A.
        Notes to the Consolidated Condensed Interim Financial Statements


1   General information and basis of presentation


Ternium S.A. (the "Company" or "Ternium"), a Luxembourg Corporation (Societe Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders' meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC"). As from February 1, 2006, the Company's shares are listed in the New York Stock Exchange.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statement is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2006.

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company's subsidiaries differ, results in the generation of foreign exchange gains
(losses) that are included in the consolidated condensed interim income statement under "Other financial expenses, net".

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on August 2, 2007.

2   Accounting policies

The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2006.

Recently issued accounting pronouncements were applied by the Company as from their respective dates.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years beginning January 1, 2007 and will be redeemed by the Company ten years after grant date. As of June 30, 2007, the outstanding liability corresponding to the Program amounts to USD 2.2 million.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)



3   Segment information

Primary reporting format - business segments
Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers' requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron and pellets.


                                                     Flat steel       Long steel
                                                      products         products            Other               Total
                                                   ----------------------------------------------------------------------
                                                                               (Unaudited)
   Six-month period ended June 30, 2007
   Net sales                                            2,914,777          739,026          105,554           3,759,357
   Cost of sales                                       (1,957,006)        (501,882)         (73,742)         (2,532,630)

                                                   ---------------------------------- ---------------- ------------------
   Gross profit                                           957,771          237,144           31,812           1,226,727

   Selling, general and administrative expenses          (283,895)         (71,920)          (7,014)           (362,829)
   Other operating income, net                                 31            1,146              966               2,143

                                                   ---------------------------------- ---------------- ------------------
   Operating income                                       673,907          166,370           25,764             866,041

   Depreciation - PP&E                                    190,887           34,592            6,228             231,707

                                                     Flat steel       Long steel
                                                      products         products            Other               Total
                                                   ----------------------------------------------------------------------
                                                                                (Unaudited)
   Six-month period ended June 30, 2006

   Net sales                                            2,501,790          625,560          111,321           3,238,671
   Cost of sales                                       (1,587,004)        (416,534)         (61,820)         (2,065,358)

                                                   ---------------------------------- ---------------- ------------------
   Gross profit                                           914,786          209,026           49,501           1,173,313

   Selling, general and administrative expenses          (241,733)         (58,308)          (6,044)           (306,085)
   Other operating (expenses) income, net                  (1,916)           1,017            2,876               1,977

                                                   ---------------------------------- ---------------- ------------------
   Operating income                                       671,137          151,735           46,333             869,205

   Depreciation - PP&E                                    167,809           29,011            5,516             202,336


                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


3  Segment information (continued)

Secondary reporting format - geographical segments

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.


                                                          South and
                                                           Central                        Europe and
                                                           America      North America       others            Total
                                                        -------------- ---------------- ---------------- ----------------
                                                                                 (Unaudited)
Six-month period ended June 30, 2007
Net sales                                                    2,203,239       1,421,842          134,276        3,759,357

Depreciation - PP&E                                            160,943          70,744               20          231,707

Six-month period ended June 30, 2006
Net sales                                                    1,768,207       1,431,129           39,335        3,238,671

Depreciation - PP&E                                            195,820           6,509                7          202,336



4   Cost of sales


                                                                          Six-month period
                                                                            ended June 30,
                                                               --------------------------------------------
                                                                      2007                   2006
                                                                ---------------------- ---------------------
                                                                               (Unaudited)

 Inventories at the beginning of the year                              1,241,325             1,000,119
 Acquisition of business                                                       -                 8,180
 Plus: Charges for the period
 Raw materials and consumables used and other movements                1,699,255             1,455,555
 Services and fees                                                        92,593                72,943
 Labor cost                                                              272,031               236,125
 Depreciation of property, plant and equipment                           225,350               194,862
 Amortization of intangible assets                                         8,085                 6,943
 Maintenance expenses                                                    181,731               150,731
 Office expenses                                                           4,129                 3,767
 Freight and transportation                                               13,790                11,650
 Insurance                                                                 4,467                 5,208
 Provision for obsolescence                                              (7,116)                20,779
 Recovery from sales of scrap and by-products                           (42,848)              (24,436)
 Others                                                                   55,718                36,374
 Less: Inventories at the end of the period                          (1,215,880)           (1,113,442)
                                                              ---------------------- ---------------------
 Cost of sales                                                         2,532,630             2,065,358
                                                              ---------------------- ---------------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


5   Selling, general and administrative expenses
                                                                Six-month period
                                                                 ended June 30,
                                                   ---------------------------------------------
                                                            2007                   2006
                                                   ---------------------  ----------------------
                                                                     (Unaudited)
Services and fees                                               26,211                 27,179
Labor cost                                                      87,870                 69,111
Depreciation of  property plant and equipment                    6,357                  7,474
Amortization of intangible assets                                5,677                  2,494
Maintenance expenses                                             8,986                  7,970
Taxes                                                           34,426                 26,731
Office expenses                                                 12,492                 15,535
Freight and transportation                                     170,402                138,254
Insurance                                                          671                    727
Provision for impairment of trade receivables                  (3,414)                  (898)
Others                                                          13,151                 11,508
                                                   ---------------------- ---------------------
Selling, general and administrative expenses                   362,829                306,085
                                                   ---------------------- ---------------------

6   Other financial expenses, net
                                                                Six-month period
                                                                 ended June 30,
                                                   ---------------------------------------------
                                                            2007                   2006
                                                   ---------------------  ----------------------
                                                                     (Unaudited)

Net foreign exchange transaction gains and change
 in fair value of derivative instruments                        14,631               (15,309)
Debt issue costs                                               (5,493)                (9,505)
Loss from Participation Account                              (160,353)              (157,546)
Others                                                        (12,965)               (10,507)
                                                   ---------------------- ---------------------
Other financial expenses, net                                (164,180)              (192,867)
                                                   ---------------------- ---------------------

7   Property, plant and equipment, net
                                                                Six-month period
                                                                 ended June 30,
                                                   ---------------------------------------------
                                                            2007                   2006
                                                   ---------------------  ----------------------
                                                                     (Unaudited)

    At the beginning of the year                             5,420,683               5,463,871
    Currency translation differences                             1,423               (143,412)
    Transfers                                                  (2,444)                 (9,632)
    Additions                                                  178,732                 178,116
    Disposals                                                  (4,805)                 (2,400)
    Increase due to business acquisition                             -                  47,825
    Depreciation charge                                      (231,707)               (202,336)

                                                   ---------------------- ---------------------
    At the end of the period                                 5,361,882               5,332,032
                                                   ---------------------- ---------------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)



8   Intangible assets, net
                                                                Six-month period
                                                                 ended June 30,
                                                   ---------------------------------------------
                                                            2007                   2006
                                                   ---------------------  ----------------------
                                                                     (Unaudited)
    At the beginning of the year                               551,587                 552,882
    Currency translation differences                             3,858                (27,661)
    Additions                                                   18,278                   8,848  (1)
    Amortization charge                                       (13,762)                 (9,437)

                                                   ---------------------- ---------------------
    At the end of the period                                   559,961                 524,632
                                                   ---------------------- ---------------------
     (1) Includes USD 675 thousand corresponding to goodwill derived from the acquisition of additional shares of Hylsamex.



9   Distribution of dividends

During the annual general shareholders meeting held on June 6, 2007, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2006 and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2007.

10  Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 28 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2006. Significant changes or events since the date of the annual report are as follows:

(i) Consorcio Siderurgia Amazonia Ltd .- PDVSA-Gas C.A.  claim
In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor's favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At June 30, 2007, Sidor's potential exposure under this litigation amounted to USD 143.4 million.

(ii) Restrictions on the distribution of profits
Under the credit agreements entered into to finance the acquisition of Hylsamex, the Company and its affiliates had some restrictions to the payment of dividends in excess of certain amounts, among other limitations (see Note 3e) to the audited Consolidated Financial Statements for the year ended December 31, 2006). As of June 30, 2007, Ternium S.A. has fully repaid this loan, and at the same time the guarantees and restrictions imposed by the financing contracts were released. However, Siderar S.A.I.C. is still subject to those restrictions as it has not prepaid the mentioned loan.

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At June 30, 2007, this reserve reached the above-mentioned threshold.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


10 Contingencies, commitments and restrictions on the distribution of profits (continued)

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

                                                           At June 30, 2007
                                                       ---------------------
                                                            (Unaudited)

    Share capital                                                 2,004,744
    Legal reserve                                                   200,474
    Distributable reserves                                          301,912
    Non distributable reserves                                    1,414,122
    Accumulated profit at January 1, 2007                           499,842
    Profit for the period                                           524,876
                                                       ---------------------

    Total shareholders' equity under Luxembourg GAAP              4,945,970
                                                       ---------------------

11 Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which has 70.52% of the Company's voting rights, either directly or indirectly. The ultimate controlling entity of the Company is Rocca & Partners, a British Virgin Islands corporation.

The following transactions were carried out with related parties:


                                                                           Six-month period
                                                                            ended June, 30
                                                                  ------------------------------------
                                                                     2007                    2006
                                                                  ----------------- ------------------
                                                                              (Unaudited)
(i)    Transactions

(a)  Sales of goods and services
     Sales of goods to associated parties                                     45                712
     Sales of goods to other related parties                              48,164             42,868
     Sales of services and others to associated parties                    1,403              1,570
     Sales of services and others to other related parties                 3,000                143
                                                                  ----------------- ------------------
                                                                          52,612             45,293
                                                                  ----------------- ------------------
(b)  Purchases of goods and services
     Purchases of goods from associated parties                           35,306             31,533
     Purchases of goods from other related parties                        22,680             21,572
     Purchases of services and others from associated parties             10,200                  -
     Purchases of services and others  from other related parties         97,624             73,414
                                                                  ----------------- ------------------
                                                                         165,810            126,519
                                                                  ----------------- ------------------
(c)  Financial results
     Income with associated parties                                        2,156              1,824
     Income with other related parties                                         5                 27
     Expenses with other related parties                                       -            (1,815)
                                                                  ----------------- ------------------
                                                                           2,161                 36
                                                                  ----------------- ------------------


                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)



11 Related party transactions (continued)

                                                        At June 30,       At December 31,
                                                           2007                2006
                                                      ----------------- -------------------
                                                         (Unaudited)
(ii) Period-end balances
(a)  Arising from sales/purchases of goods/services
    Receivables from associated  parties                     34,568              67,558
    Receivables from other related parties                   32,847              48,533
    Payables to associated parties                          (5,779)             (5,588)
    Payables to other related parties                      (39,459)            (48,032)
                                                      ----------------- -------------------
                                                             22,177              62,471
                                                      ----------------- -------------------

b)  Other investments
                                                      ----------------- -------------------
    Time deposit                                             11,459              11,249
                                                      ----------------- -------------------

(c)  Financial debt
                                                      ----------------- -------------------
    Borrowings with other related parties                         -             (2,161)
                                                      ----------------- -------------------


12 Subsequent event: Grupo Imsa S.A.B. de C.V. ("Grupo Imsa")

On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. ("Grupo Imsa") and Grupo Imsa's controlling shareholders under which Ternium would obtain control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.

Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional Espana S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$ 6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.

Concurrently with the consummation of the tender offer, on July 26, 2007, all of shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa's majority shareholders), representing 90.7% of Grupo Imsa's issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.

Accordingly, Ternium now owns all of Grupo Imsa's issued and outstanding share capital.

The foregoing transactions were financed primarily through the incurrence of debt as follows:

o Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the "Ternium Facility") with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium's loans under the Ternium Facility will be repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008.

o Ternium's subsidiary Hylsa S.A. de C.V. ("Hylsa") made several borrowings in an aggregate principal amount of 3,167 million under a loan facility (the "Hylsa Facility") with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


12 Subsequent event: Grupo Imsa S.A.B. de C.V. ("Grupo Imsa") (continued)

Grupo Imsa is expected to assume on or about August 3, 2007 certain of Hylsa's loans under the Hylsa Facility, as well as a portion of Hylsa's remaining unused commitments. Following the assumption date:

o Hylsa's debt under the Hylsa Facility will amount to USD 1,752 million in principal amount, and Grupo Imsa's debt under that facility will amount to USD 1,415 million in principal amount; and

o Hylsa's unused commitment under the Hylsa Facility will amount to USD 318 million and Grupo Imsa's unused commitment under the facility will amount to USD 140 million.

The loans of each of Hylsa and Grupo Imsa are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.

Each of the Ternium Facility and the Hylsa Facility contains covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility.


13 Recent accounting pronouncements

(i) IFRIC Interpretation 13, Customer Loyalty Programmes

In June 2007, International Financial Reporting Interpretations Committee ("IFRIC") issued IFRIC Interpretation 13 "Customer Loyalty Programmes" ("IFRIC 13"). IFRIC 13 applies to customer loyalty award credits that:

(a) an entity grants to its customers as part of a sales transaction (i.e. a sale of goods, rendering of services or use by a customer of entity assets); and
(b) subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services.

IFRIC 13 addresses accounting by the entity that grants award credits to its customers.

An entity shall apply IFRIC 13 for annual periods beginning on or after July 1, 2008, although earlier application is permitted. If an entity applies IFRIC 13 for a period beginning before July 1, 2008, it shall disclose that fact.

The Company's management estimates that the application of IFRIC 13 will not have a material effect on the Company's financial condition or results of operations.


(ii) IFRIC Interpretation 14, IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In July 2007, IFRIC issued IFRIC Interpretation 14 "IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" ("IFRIC 14"). IFRIC 14 applies to all post-employment defined benefits and other long-term employee defined benefits and addresses the following issues:

(a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19;
(b) how a minimum funding requirement might affect the availability of reductions in future contributions; and
(c) when a minimum funding requirement might give rise to a liability.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


13 Recent accounting pronouncements (continued)

An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2008. Earlier application is permitted.

The Company's management has not assessed the potential impact that the application of IFRIC 14 may have on the Company's financial condition or results of operations.









                                Roberto Philipps
                             Chief Financial Officer